Room 4561

January 29, 2007

Mr. Neal L. Patterson
Chief Executive Officer
Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

> **Re: Cerner Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Form 8-K Filed on February 2, 2006**
> **Form 8-K Filed on April 30, 2006**
> **File No. 000-15386**

Dear Mr. Patterson:

We have completed our review of the above named filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief